UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2025.

Commission File Number: 000-56748

WHITECAP RESOURCES INC.

(Translation of registrant’s name into English)

3800, 525 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Whitecap Resources Inc.

	By:	/s/ Thanh Kang
Dated: May 15, 2025		Name:	Thanh Kang
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated May 15, 2025